AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 2004
                                       REGISTRATION NO. _________
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          GLOBETEL COMMUNICATIONS CORP.
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

       Delaware                                      88-0292161
------------------------------------        -------------------------------
(State or other jurisdiction of                   (IRS Employer
 incorporation or organization)                Identification Number)

                           9050 Pines Blvd. Suite 110
                            Pembroke Pines, FL 33024
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

                                  Stock Grants
                    ----------------------------------------
                            (Full title of the Plan)

                                  Timothy Huff
                             Chief Executive Officer
                           9050 Pines Blvd. Suite 110
                            Pembroke Pines, FL 33024
               --------------------------------------------------
                     (Name and address of agent for service)

                                 (954) 241-0590
          -------------------------------------------------------------
          (Telephone number, including area code, of agent for service)

                               -------------------
                        With copies of correspondence to:

                           Jonathan D. Leinwand, Esq.
                         12955 Biscayne Blvd., Suite 402
                              North Miami, FL 33181
                                 (305) 981-4524



                         CALCULATION OF REGISTRATION FEE
============================= ===================== ====================== ===================== =====================
                                                      Proposed maximum           Proposed
    Title of securities           Amount to be         offering price       maximum aggregate         Amount of
      to be registered             registered           per share (1)       offering price (1)     registration fee
.............................. ..................... ...................... ..................... .....................
Common stock,
   $.00001 par value               2,696,500               $0.084                $226,506               $28.69


============================= ===================== ====================== ===================== =====================

(1) Estimated pursuant to Rule 457(c) solely for the purposes of calculating amount of the registration fee; computed, pursuant to Rule 457(c) and (h), upon the basis of the average of the high and low prices of the Common Stock as quoted on the Over the Counter Bulletin Board on DECEMBER 14, 2004.
(2) Amount of the registration fee was calculated pursuant to Section 6(b) of the Securities Act, and was determined by multiplying the aggregate offering amount by 0.00012670.

REOFFER/RESALE PROSPECTUS

                          GLOBETEL COMMUNICATIONS CORP.

                2,696,500 SHARES COMMON STOCK ($.00001 PAR VALUE)


     This prospectus is being used in connection with the reoffer or resale from time to time of up to 2,000,000 shares of our common stock by Vern Koenig and 696,500 shares by Thomas Y. Jimenez (named under the caption and hereafter referred to as "Selling Shareholders"). The Selling Shareholders acquired the common stock as compensation for employment and/or providing services to Globetel.

         The Selling Shareholders may sell the common stock from time to time in one or more transactions (which may involve one or more block transactions) in sales occurring in the public market, in privately negotiated transactions (including sales pursuant to pledges), or in a combination of such transactions. Each sale may be made either at market prices prevailing at the time of such sale, at negotiated prices or at fixed prices, which may be changed. Some or all of the shares of common stock may be sold through brokers acting on behalf of the Selling Shareholder or to dealers for resale by such dealers; and in connection with such sales, such brokers or dealers may receive compensation in the form of discounts, fees or commissions from the Selling Shareholder and/or the purchasers of the shares for whom they may act as broker or agent (which discounts, fees or commissions may be in excess of those customary in the type of transaction involved). However, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

         All expenses of registration incurred in connection with this offering are being borne by us, but all brokerage commissions and other selling expenses incurred by the Selling Shareholder will be borne by him. The shares of common stock are being sold by the Selling Shareholder acting as principal for his own account. We will not be entitled to any of the proceeds from such sales.

         The Selling Shareholder and any dealer acting in connection with the offering of any of the common stock or any broker executing selling orders on behalf of the Selling Shareholder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. In such event, any profit on the sale of any or all of the shares by them and any discounts or concessions received by any such brokers or dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

         Our common stock is quoted on the OTC Electronic Bulletin Board under the symbol "GTEL." On December 9, 2004, the closing price of the common stock as reported on the OTC Electronic Bulletin Board was $0.076 per share.

                                                         --------------------

         Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this Prospectus is December 15, 2004

                                TABLE OF CONTENTS

                                                                           Page

Available Information.........................................................4
Incorporation of Certain Documents by Reference...............................5
The Company...................................................................6
Risk Factors.................................................................10
Use of Proceeds..............................................................12
Selling Shareholders.........................................................12
Plan of Distribution.........................................................13
Legal Matters................................................................15
Information Required in the Registration Statement...........................15
Indemnification of Directors and Officers....................................15
                                                         --------------------

         Our principal executive offices are located at 9050 Pines Blvd., Suite 110, Pembroke Pines, Florida 33024, and our telephone number is (954) 241-0590. The information in our Web site is not incorporated by reference into this prospectus. Any reference in this prospectus to "we" or "our" is a reference to Globetel.

         The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of the prospectus.



                              AVAILABLE INFORMATION

         We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, we file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). This prospectus does not contain all of the information set forth in the registration statement to which it relates, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is hereby made to the copy of the document filed as an exhibit to the registration statement.

         The registration statement described above, its exhibits, and the reports, proxy statements, and other information filed by us with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of such material may be obtained by mail at prescribed rates from the Commission's Public Reference Section at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed at the Commission's home page or the Internet at http:/www.sec.gov. The Commission maintains a web site, the address of which is http:/www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Innovative, that file electronically with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

      (1) The Registrant's Annual Report on Form l0-KSB for the fiscal year ended December, 31, 2003.

      (2) All other reports filed by the Registrant with the Commission pursuant to Section 13(a) or Section 15(d) of the Exchange Act since the end of the fiscal year covered by the Registrant's Annual Report referred to above; and

      (3) The description of the Common Stock of the Registrant contained in the Registrant's Registration Statement.

All documents filed by the Registrant with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment hereto which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this prospectus, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed to constitute a part of this prospectus except as so modified, and any statement so superseded shall not be deemed to constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents incorporated by reference into this prospectus except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Investor Relations, 9050 Pines Blvd., Suite 110, Pembroke Pines, FL 33024.

                                   THE COMPANY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.

GlobeTel Communications Corp. (GlobeTel), a Delaware corporation established in July 2002, is engaged in the business of providing telecommunication services, primarily involving Internet telephony using Voice over Internet Protocol ("VoIP") equipment.

GlobeTel is authorized to issue up to 1,500,000,000 shares of Common Stock, par value $0.00001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001. The preferred stock is a so-called "blank check" preferred, meaning that its terms such as dividends, liquidation and other preferences, are to be fixed by our Board of Directors at the time of issuance.

We were previously a wholly-owned subsidiary of American Diversified Group, Inc.
(ADGI). At a special meeting of stockholders of ADGI held on July 24, 2002, the stockholders of ADGI approved a plan (the "Plan") for the exchange of all outstanding shares of ADGI for an equal number of shares of GlobeTel.

ADGI was incorporated under the laws of the State of Nevada as Terra West Homes,Inc. on January 16, 1979. On March 15, 1995, its name was changed to "American Diversified Group, Inc." During the period ended July 24, 2002, ADGI's business activities included (i) sale of telecommunication services primarily involving Internet telephony using VoIP through its Global Transmedia Communications Corporation subsidiary ("Global"), and (ii) wide area network and local area network services provided through its NCI Telecom, Inc. subsidiary ("NCI"). Global Transmedia was acquired by ADGI on February 19, 2000, and NCI was acquired on June 29, 2000. During 2002, Global and NCI were merged with and into ADGI, with ADGI as the surviving corporation.

When ADGI exchanged all of its outstanding shares of common stock for GlobeTel common stock, ADGI became a wholly-owned subsidiary of GlobeTel and GlobeTel began conducting the business formerly conducted by ADGI. Therefore, the financial statements of ADGI in this report should be regarded as the financial statements of GlobeTel and any references to ADGI throughout this report shall be construed to apply to GlobeTel, if applicable.

Business of GlobeTel

Internet Telephony

Our business is the transmission of telephone calls using Internet facilities. The transmission method is called VoIP, which stands for Voice over Internet Protocol.

Internet Protocol or IP, is not ideal for voice transmission. The "protocol" defines the means by which digital transmissions are broken into small pieces, called "packets," and the packets are sent to, or received from, the desired location. IP does not require that the packets all take the same path through the Internet, or that they arrive in the same sequence in which they were sent. When they do arrive, they are reassembled in correct order and presented to the user. The users see this when browsing the Internet, as the "thermometer" on the browser shows the packets arriving until all are present and the Web page is presented. This process of reassembling out-of-order packets is called "buffering."

Applying buffering to VoIP calls results in an unacceptable delay between the time the "sender" speaks and the time the "receiver" hears what's been spoken. It's been compared to two-way radio transmissions between the earth and the moon, where radio waves take more than a second to reach their destination. The earthbound speaker speaks for, say, 3 seconds, and 1.5 seconds after he stops, his speech begins to be heard on the moon. The listener requires 3 seconds to hear what was said, and makes his reply. 1.5 seconds later the reply begins to be heard on earth. The speaker has waited 1.5 plus 3 plus 1.5 seconds, a total of six seconds, to hear the reply. The delay while VoIP packets are reassembled in correct order produces exactly the same sort of delay.

The VoIP solution to this problem is simple in theory but hard to put into practice. The solution is simply to have the transmitted sequence of packets all follow the same path through the Internet so that they arrive in the same sequence in which they were transmitted. This eliminates the need for buffering and allows VoIP telephone conversations to take place just as they do on wired telephones.

The difficulty is that, without special arrangements, the public Internet cannot be used in a manner that avoids buffering. IP was designed for data, not voice transmissions. Data transmissions are not seriously impacted by buffering, as you notice when you view a Web page. Sometimes it snaps right up, other times there are waits of a few seconds. How long it takes depends on the volume of data traffic over the multiple paths that the different IP packets take in their trip from sender to receiver. If one path is congested, IP quickly routes some packets via another, less congested path. The resulting buffering time is not a serious inconvenience for data, but is a real problem for voice transmissions.

Networks

To provide our services without buffering delays, we arrange with licensed communications carriers in each desired country to place electronic equipment, called a "hub," on the carrier's premises. The hub is connected to the regular telephone network in that country. We maintain similar hubs in New York City, Miami and Los Angeles in the United States. The hubs are connected by one of two kinds of network, either of which allows VoIP packets to be received in the same order they were transmitted, avoiding any buffering.

The first method, used when we first establish service to a new country and traffic volume is relatively low, is to create a "virtual" network connection between the two hubs. Virtual networks have been described as "tunnels" through the Internet. These "tunnels" create "reserved" Internet bandwidth that is used only by the parties at the ends of the "tunnel," so there is no congestion caused by other Internet users sending and receiving traffic through the "tunnel."


A virtual network is limited as to the amount of traffic it can handle. When the limit begins to be approached, we make arrangements with one of several major Internet service providers who maintain a physical connection between the United States and the desired country, in the form of a leased high-speed line. Leased lines have much greater traffic-carrying capacity than virtual networks. We connect our hubs to the leased line at both ends and are immediately able to handle a greater volume of calls than the virtual network allows. At present we have virtual networks serving callers in Venezuela, the United Kingdom, Australia, China, Philippines and Malaysia and physical networks serving customers in Hong Kong, Brazil and Mexico. Within each country served, depending on traffic volume within the country, we may establish subsidiary hubs in other major cities, fed from the principal hub.

Enhanced Services Platform

Our Enhanced Services Platform, or ESP, is a proprietary software package that runs on our hubs and provides a group of enhanced messaging features to users of our networks. These services include:

o      Call waiting, call forwarding, conference calling, voice mail;
o Voice to e-mail. This feature permits customers to dial a local number and have e-mail messages in his or her e-mail inbox read aloud by the ESP, over the phone. Customers may also dictate a reply over the phone, which the ESP will record and transmit to the e-mail sender as a voice attachment to a reply message.
o "Follow me" service. This feature allows customers to "program" the ESP to have calls forwarded to another location. o Fax service. This feature allows customers to send and receive faxes from their phones over our facilities.
o Calling card services. These allow customers to use pre-paid calling cards purchased from a Web site or from a local vendor to place calls over our facilities. After obtaining a calling card and getting a personal identification number (PIN), customers dial their local access number and enter their PIN to place calls.

A number of the features provided by the ESP mirror services that are available to persons using regular telephone lines, but that are not generally available for VoIP calls.

International Customers -- Purchase and Resale of Telephony Minutes

Because calls to other countries must terminate at the called residential or business telephone number, which can be reached only through the facilities of an authorized local telephone carrier, we enter into an agreement with an established international telephone carrier as our "partner" in each of the countries we serve, usually the same carrier that hosts our hub in that country. Under these agreements, we purchase a bulk "package" of minutes that we are entitled to use for calls between the United States and the countries in question. We then resell these minutes at a profit to individual and business customers. Most of our customers either prepay for these minutes or post letters of credit with our bank securing their transaction, by means of prepaid calling cards which are issued by the local carrier, who collects the revenue and divides it with us. The revenue retained by the carrier pays for our bulk purchase of minutes.

Stored Value Cards

In late 2003, we began offering a new international telecommunications and financial services program which we call the Magic Money Card Program ("Program"). The Magic Money Card is a true stored value debit card offering prepaid long distance and international calling services along with a host of non-telephony services in each country that it is offered. We developed the Magic Money Card as a stored value product to sell into specific ethnic communities in the United States which connects them with their families in their home countries. We provide them with such stored value services as inexpensive prepaid calling services, money remittance services, electronic banking services and a full complement of debit card services that are offered anywhere the Maestro and Cirrus logos are found, which covers over 20 million merchants and 1 million ATMs around the world.

At the moment, our programs are geared towards the ethnic communities of Latin Americans and Asians living in the U.S. and tying them to their home countries. One of our key goals is to tap into the multi-billion dollar money remittance market while providing all of the other financial and non-financial services not commonly available to these ethnic groups and not found in competitors' programs.

The Magic Money Card services are available to our cardholders in all of the countries that are registered on our network. We are able to issue Magic Money Cards to each cardholder in their respective country and cardholders are able to link services and features with other cardholders. Additionally, with our telephone networks and international carrier agreements, we are able to offer them access to our calling network through each local carrier participating in the Program.


To connect these overseas network "spokes" to the main "hub" of the Program in the United States, we enter into relationships with local banks to act as a depository for the cardholder's funds in the U.S. and provide us with a bank identification number (BIN) with MasterCard to issue domestic Magic Money Cards to be registered on our network ("BIN Bank Program"). The BIN Bank Program proposal is fee based whereby the bank will act as a depository for Magic Money Card cardholder's funds, receiving the benefits of these deposits while receiving a monthly fee from us for each active Magic Money Card cardholder in the U.S. and, independently, the bank will receive a portion of the fees collected by MasterCard for each service rendered to Magic Money Card cardholders. There are no administrative services required or expenses incurred by the bank nor are there any financial risks as we and our in-country partners will be providing all of the MasterCard processing services. We, along with our in-country partners, will be providing customer service to the Magic Money Card cardholders.

For example, one of our major market is Mexico. We have a carrier services agreement and are providing prepaid calling services to one of the licensed Mexican telephone companies. Our program is able to connect Mexicans working in the U.S. with their families in Mexico providing an inexpensive way for families to stay in touch and for Mexican workers in this country to send money home to their families. We have developed the same business relationships in Venezuela, Brazil and Colombia. In Asia, we are forming relationships with banks and carriers in the Philippines, Hong Kong, Australia, and the U.K.

Super Hubs(TM)

Our strategic plan is to install a worldwide VoIP network, which will consist of regional centers, which we refer to as VoIP International Super Hubs(TM), or simply Super Hubs(TM), strategically located around the world. Each Super Hub(TM) controls network activity regionally, for example in South America or in East Asia, and is connected directly to a United States point of presence (PoP).

We have consolidated our operations to focus on the Super Hub(TM) and our enhanced services platform to market to maturing foreign markets, utilizing VoIP technology. Further, we have limited our activities in some markets to focus on opportunities with greater margins. VoIP technology continues to be the most cost effective and efficient alternative to traditional circuit switching technology.

Each Super Hub(TM) will be interconnected and equipped with our enhanced services platform to provide one-stop shopping for quality voice communications, e-mail, voicemail, faxing, etc. The Super Hub(TM), with the enhanced services platform, makes the network unique in its design. It will not be built on the conventional, hub-and-spoke connection but will instead follow a high connectivity, multi-route design only available by using VoIP.

In April 2004 we completed the purchase of certain assets of Sanswire Technologies and formed a new subsidiary, Sanswire Networks LLC.

Sanswire is developing a National Wireless Broadband Network utilizing high-altitude airships called Stratellites that will be used to provide wireless voice, video, and data services. A Stratellite is similar to a satellite, but is stationed in the stratosphere rather than in orbit. At an altitude of only 13 miles, each Stratellite will have clear line-of-site to an entire major metropolitan area and should allow subscribers to easily communicate in "both directions" using readily available wireless devices. Each Stratellite will be powered by a series of solar powered hybrid electric motors and other regenerative fuel cell technologies.

In addition to Sanswire's National Wireless Broadband Network, proposed telecommunications uses include cellular, 3G/4G mobile, MMDS, paging, fixed wireless telephony, HDTV and others.

We strongly believe that we will be able to use the Stratellites as the most efficient and cost-effective means of interconnecting our Super Hubs(TM). However, the technology for the Stratellites is new and we do not know if all of this technology can and will be developed for commercial use.

Competitive Business Conditions

The telecommunications industry is highly competitive, rapidly evolving and subject to constant technological change and to intense marketing by different providers of functionally similar services. Since there are few, if any, substantial barriers to entry, except in those markets that have not been subject to governmental deregulation, we expect that new competitors are likely to enter our markets. Most, if not all, of our competitors are significantly larger and have substantially greater market presence and longer operating history as well as greater financial, technical, operational, marketing, personnel and other resources than we do. Our use of VoIP technology and proprietary enhanced services platform enables us to provide customers with competitive pricing for their telecommunications needs. Nevertheless, there can be no assurance that we will be able to successfully compete with major carriers including other VoIP telephony providers and traditional phone companies, in present and prospective markets. These markets include Mexico, Brazil, Venezuela, Colombia, Australia, the Philippines Hong Kong and Malaysia. GlobeTel's business strategy is to provide competitive pricing to small to mid-sized businesses and individuals to increase our customer base and we are pursuing large multi-national corporations which operate in a number of our markets. We are dependent upon local independent affiliates or associates partners in each market for sales and marketing, customer service and technical support to terminate and originate our IP telephony services. This marketing strategy should minimize our dependency on any single market and/or group of customers and lessen our costs and expedite our entry into markets. There can be no assurance that we will be able to successfully compete in our present and prospective markets.

Sources and Availability of Hardware and Software

All equipment used by GlobeTel is provided by major suppliers and is readily available. Software to operate the network is commercially available from software suppliers and equipment suppliers, and GlobeTel has developed in-house proprietary software for network applications and new telecommunications products. We are not dependent upon any supplier of hardware or software. We use equipment from major telecommunication equipment manufacturers such as Cisco, Motorola and Newbridge Networks, among others.

Regulatory Matters

Carriers seeking to provide international telecommunication services are required by Section 214 of the Telecommunications Act to obtain authorization from the Federal Communications Commission to provide those services. We have applied for and obtained the required authorization.

Our operations in foreign countries must comply with applicable local laws in each country we serve. The communications carrier with which we "partner" in each country is licensed to handle international call traffic, and takes responsibility for all local law compliance. For that reason we do not believe that compliance with foreign laws will affect our operations or require us to incur any significant expense.

Effect of Existing or Probable Governmental Regulations

In February 1997, the United States and approximately seventy (70) other countries of the World Trade Organization (WTO) signed an agreement committing to open their telecommunications markets to competition and foreign ownership beginning in January 1998. These countries account for approximately 90% of world telecommunications traffic. The WTO agreement provides us and all companies in our industry with significant opportunities to compete in markets where access was previously either denied or extremely limited. However, the right to offer telecommunications services is subject to governmental regulations and therefore our ability to establish ourselves in prospective markets is subject to the actions of the telecommunications authorities in each country. In the event that new regulations are adopted that limit the ability of companies such as ourselves to offer VoIP telephony services and other services, we could be materially adversely affected.

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and any other filings we may make with the United States Securities and Exchange Commission in the future before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. An investment in our common stock may involve additional risks and uncertainties not described below.

We Face Intense Competition And May Be Unable To Compete Successfully With Our Competitors.


The telecommunications industry is highly competitive, rapidly evolving and subject to constant technological change and to intense marketing by different providers of functionally similar services. There are many companies in the United States and in Canada engaged in the sale of telecommunication services. Since there are few, if any, substantial barriers to entry, except in those markets that have not been subject to governmental deregulation, we expect that new competitors are likely to enter our markets. Most, if not all, of our competitors are significantly larger and have substantially greater market presence and longer operating history as well as greater financial, research and development, manufacturing, technical, operational, marketing, personnel and other resources than us.

Our use of VOIP technology should enable us to provide customers with competitive pricing for their telecommunications needs. Nevertheless, there can be no assurance that we will be able to successfully compete with major carriers including other VOIP telephony providers and traditional phone companies, in present and prospective markets. These markets include Venezuela, Mexico, Brazil, the Caribbean, Malaysia and Australia. In particular, we do not know what level of growth to expect in the telecommunications industry, and particularly in those Voice over Internet Protocol markets in which GlobeTel operated.

Our business strategy is to provide competitive pricing from small to mid-sized businesses and individuals to increase our customer base and pursuing large multi-national corporations which operate in a number of our markets. We are dependent upon local independent affiliates or partners in each market for sales and marketing, customer service and technical support to terminate and originate our IP telephony services. This marketing strategy should minimize our dependency on any single market and/or group of customers and lessen our costs and expedite our entry into markets. There can be no assurance that we will be able to successfully compete in our present and prospective markets.

Our competition also includes large telecommunications equipment manufacturers as well as small independent value added resellers/integrators in each market, which includes every major city in the United States. All of the large telecommunications equipment manufacturers that compete with us are significantly larger, have substantially greater market presence and longer operating history as well as greater financial, technical, operational, marketing, personnel and other resources than we do.

If We are Unable to Collect Receivables from Our Two Largest Customers, Our Assets, Revenues and Cash Flow will be Adversely Affected.

The vast majority of our revenues and assets are dependent upon two major customers. While we believe that our receivables from these major customers are collectible, the inability to collect these receivables, should it happen, would materially adversely affect our assets, revenues and cash flow in the future.

Issuance of Additional Shares Will Have a Dilutive Effect on Holdings of Existing Stockholders.


We have issued four (4) different classes of Preferred Stock, Series A, Series B, Series C and Series D. All Preferred Stock are convertible in to Common Stock of the Company, and presently, holders of Series A Preferred Stock have been converting into Common Stock. We could also issue additional authorized but unissued shares, and in some cases we could do that without stockholder approval, diluting the holdings of existing stockholders. Existing shareholders will experience significant dilution upon the conversion of the convertible debentures to stock. In addition, issuance of additional shares could, under some circumstances, make more difficult, or frustrate, a hostile takeover of GlobeTel.

We Depend On Our Intellectual Property, And If We Are Unable To Protect Our Intellectual Property, We May Be Unable To Compete And Our Business May Fail.

Our products rely on our proprietary technology, and we expect that future technological advancements made by us will be critical to sustain market acceptance of our products. Therefore, we believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. Consequently, our ability to compete effectively will depend, in part, on our ability to protect our proprietary technology, system designs and manufacturing processes. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we may take will prevent unauthorized use of our technology. In addition, the measures we undertake may not be sufficient to adequately protect our proprietary technology and may not preclude competitors from independently developing products with functionality or features similar to those of our product.

We have obtained an authority as an international telecommunications carrier under Section 214 of the Communications Act by the Federal Communications Commission. Our practice has been to enter into relationships with established licensed carriers in each market, as opposed to becoming a licensed carrier ourselves.

Our Future Plans Could Be Harmed If We Are Unable To Attract Or Retain Key Personnel.


If we develop a prototype that we believe is marketable, we will require a significant increase in the number of employees. Our future success, therefore, will depend, in part, on attracting and retaining additional qualified management and technical personnel. We do not know whether we will be successful in hiring or retaining qualified personnel. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could harm our expansion and commercialization plans.

We have at present 20 full-time employees, including our executive officers and two consultants. We do not believe that we will have difficulty in hiring and retaining qualified individuals in the field of Internet telephony, although the market for skilled technical personnel is highly competitive.

We Are Dependent On Third Party Suppliers For The Development And Supply Of Key Components For Our Products. If Those Suppliers Are Unable To Provide Sufficient Components, Our Business Will Suffer.

Although all equipment used by us is provided by major suppliers and is readily available, software to operate the network is commercially available from software suppliers and equipment suppliers, and we have the technical expertise and ability to develop in-house software as needed for network applications and new telecommunications products, a current or future supplier's failure to develop and supply components to us, or the quantity needed, will harm our ability to manufacture our product. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. We use equipment from all major telecommunication equipment manufacturers such as Cisco, Motorola and Newbridge Networks, among others.

The Market Price of Our Equity Securities May Fluctuate.

The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

o        actual or anticipated fluctuations in our operating results;

o        changes  in  market   valuations   of  other   technology   companies,
         particularly   those  that  sell   products  used  in telecommunication
         services;

o announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

o introduction of technologies or product enhancements that reduce the need for VoIP systems;

o        the loss of one or more key suppliers; and

o        departures of key personnel.

Our Stock Price May Become Volatile Due To A Number Of Factors, Subjecting Us To the Possibility of Litigation That May Be Costly And Drain Our Resources.

Our stock price may be volatile due to numerous factors, including those listed above. In addition, the stock market has recently experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. Such litigation often results in substantial costs and a diversion of management's attention and resources and, should we become involved in such litigation, could harm our business, prospects, and results of operations or financial condition.

Existing or Probable Governmental Regulations May Adversely Affect Our Business

In February 1997, the United States and approximately 70 other countries of the World Trade Organization ("WTO") signed an agreement committing to open their telecommunications markets to competition and foreign ownership beginning in January 1998. These countries account for approximately 90% of world telecommunications traffic. The WTO agreement provides us and all companies in our industry with significant opportunities to compete in markets where access was previously either denied or extremely limited. However, the right to offer telecommunications services is subject to governmental regulations and therefore our ability to establish ourselves in prospective markets is subject to the actions of the telecommunications authorities in each country. In the event that new regulations are adopted that limit the ability of companies such as us to offer VOIP telephony services and other services, we could be materially adversely affected.

We May be Subject To The "Penny Stock" Rules Which May Negatively Affect Ability To Sell Our Securities Or The Price Seller Could Receive.

If we are subject to penny stock rules, Seller's ability to sell our securities or the price received may be adversely affected. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that the system which provides current price and volume information with respect to transactions in such securities). The penny stock rules require broker-dealers to deliver, prior to any transaction in a penny stock, certain information to their customers and to comply with other requirements which may have the effect of reducing the level of trading activity in a penny stock and make it more difficult to sell such stock.

USE OF PROCEEDS

This prospectus relates to shares of common stock being offered and sold for the account of the Selling Shareholder. We will not receive any proceeds from the sale of the common stock but will pay all expenses related to the registration of the shares.


SELLING SHAREHOLDERS

The Selling Shareholder whose shares are covered by this prospectus is the Chief Financial Officer of the Company and Chief Technical Officer of Sanswire Networks, LLC, a wholly-owned subsidiary of the Company. The following table shows the name of the Selling Shareholder and the position he has held with us during the past three years, the number of shares of our common stock that he beneficially owned as of December 9, 2004, the number of shares of common stock covered by this prospectus, and the number of shares of common stock the Selling Shareholder will hold if he sells all of the shares offered by this prospectus.


Selling               Position with            Beneficial Ownership         Shares     Beneficial Ownership
Shareholders          the Company                   Before Offering        Offered      After Offering

Thomas Y. Jimenez     Chief Financial Officer         9,517,634            696,500         8,821,134
Vern Koenig           CTO of Subsidiary               2,000,000          2,000,000                 0

PLAN OF DISTRIBUTION

The selling shareholder may, from time to time, sell any or all of the shares being offered under this prospectus on OTC Bulletin Board or in private transactions. The selling shareholder and its successors, including permitted transferees, pledgees or donees or their successors, may sell the shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers.

 The shares covered by this prospectus to be sold from time to time by the selling shareholder may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in one or more of the following transactions:
o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o  privately negotiated transactions;

o short sales, which are contracts for the sale of shares of stock that the seller does not own, or certificates for which are not within his control, so as to be available for delivery at the time when, under applicable rules, delivery must be made;

o  transactions to cover short sales;

o broker-dealers may agree with the selling security holder to sell a specified number of shares at a stipulated price per share;

o  a combination of any of these methods of sale; or

o  any other method permitted by applicable law.

In effecting sales, brokers or dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling shareholder in amounts to be negotiated immediately prior to the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act 1933 in connection with these sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

                         CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of September 30, 2004. Our capitalization is presented:
o  on an actual basis;

o on a pro forma basis to reflect the private sale of 2,000,000 common shares of Globetel


                            As of September 30, 2004

                                          Actual          Pro Forma
Debt:
Current liabilities              $       1,303,176  $      1,303,176
Total liabilities                $       1,308,627  $      1,308,627

Stockholders' equity:
Total stockholders' equity       $       5,474,256  $      5,474,256

Total capitalization             $      70,018,528  $     70,018,528

DESCRIPTION OF SECURITIES

General

We have authorized capital stock of 1.51 billion shares, of which 1.5 billion shares are designated as common stock, $0.00001 par value and 10 million shares are designated as preferred stock, $0.001 par value. The Preferred Stock is a so-called "blank check" preferred, meaning that its terms such as dividends, liquidation and other preferences, are to be fixed by our Board of Directors at the time of issuance.

As of the date of this prospectus, we have 921,296,419 shares of common stock issued and approximately 21,000 shareholders. We have also issued four (4) types of Preferred Stock, each convertible into shares of Common Stock.

Common Stock

All shares are fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholder meetings may be called by the Board of Directors, the Chairman of the Board, the President or any Vice-President. Holders of shares are entitled to one vote at any shareholder's meeting for each share they own as of the record date set by the board of directors. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, redemption or other subscription rights or privileges with respect to any share, except for registration rights granted to a certain number of shareholders. Reference is made to our certificate of incorporation and bylaws as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that our bylaws may be amended by the board of directors without notice to the shareholders. Our shares do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our certificate of incorporation contains no provisions as to dividends and distributions.


MARKET FOR REGISTRANT'S COMMON EQUITY

Our shares of common stock are quoted on the Over-the-Counter Bulletin Board (OTCBB) quotation system under the symbol GTEL. As of December 15, 2004, there are approximately 22 market makers in our common shares.

The following information sets forth the high and low bid price of our common stock during fiscal years 2002, 2003 and 2004 and was obtained from the National Quotation Bureau. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                    High Low
CALENDAR 2002

Quarter Ended March 31,                                 $.0690            $.0185
Quarter Ended June 30,                                  $.0530            $.0250
Quarter Ended September 30,                             $.0510            $.0250
Quarter Ended December 31,                              $.0500            $.0295


CALENDAR 2003

Quarter Ended March 31,                                 $.0440            $.0200
Quarter Ended June 30,                                  $.0290            $.0151
Quarter Ended September 30,                             $.0400            $.0190
Quarter Ended December 31,                              $.1310            $.0250


CALENDAR 2004

Quarter Ended March 31,                                 $.1960            $.0500
Quarter Ended June 30                                   $.1300            $.0800
Quarter Ended September 30                              $.1280            $.0700
October 1, through December 9                           $.0900            $.0620

Legal Matters

The validity of the issuance of common shares which are offered in this prospectus will be passed upon by Jonathan D. Leinwand, P.A.

PART II
                           INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Certain Documents by Reference

The documents listed below are incorporated by reference in this Registration Statement.
o Our latest annual report on Form 10-KSB filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the fiscal year ended December 31, 2003.
o All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report incorporated by reference herein pursuant to (a) above.

All documents filed by the Registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 4.  Description of Securities

         Not Applicable.

Item 5.  Interests of Named Experts and Counsel

         Not Applicable.

Item 6.  Indemnification of Directors and Officers

Article NINTH of the Registrant's Certificate of Incorporation, provides:

The Registrant shall, to the fullest extent legally permissible under the provisions of the General Corporation Law of State of Delaware, as the same may be amended and supplemented, indemnify and hold harmless any and all persons whom it shall power to indemnify under said provisions from and against all liabilities (including expenses) imposed upon or reasonably incurred by him or her in connection with any action, suit or other proceeding in which he or she may be involved or with which he or she may be threatened, or other matters referred to in or covered by said provisions both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the Registrant. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, Agreement or Resolution adopted by the shareholders entitled to vote thereon after notice.

Article EIGHTH of the Registrant's Certificate of Incorporation, provides:

No director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing in this Article EIGHTH shall eliminate or limit the liability of any director (i) for breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law,
(iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article EIGHTH, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article EIGHTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article EIGHTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Item 7.  Exemption from Registration Claimed

         For the shares being offered pursuant to the Reoffer Prospectus, the Registrant claims an exemption pursuant to Section 4(2) of the Securities Act of 1933 as amended.

Item 8.  Exhibits

Exhibits
Number      Document Description

5.1         Opinion of Counsel
23.1        Consent of Dohan & Company, CPA's, P.A.
23.2        Consent of Counsel (incorporated in Exhibit 5.1)

Item 9. Undertakings

(a) Rule 415 Offering.

Globetel hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and
(a)(1)(ii) above do not apply if this Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration statement.

(2) That, for the purpose of determining any liability under Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Filings Incorporating Subsequent Exchange Act Documents by Reference.

QSound hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to
Section 13(a) or Section 15(b) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Indemnification for Liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Globetel pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Globetel of expense incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of an appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, Globetel Communicatioins Corp. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pembroke Pines, Florida, on December 15, 2004.



Globetel Communications Corp.

 By: /s/ Timothy Huff                            December 15, 2004
-------------------------                        -----------------------
Timothy Huff                                     Date
Chief Executive Officer/Director


Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


     Signature                            Title                    Date
     ---------                            -----                   ------

/s/ Timothy Huff                    Chief Executive Officer   December 15, 2004
-----------------------------               and Director
Timothy Huff

/s/ Thomas Y Jimenez                Chief Financial Officer   December 15, 2004
-----------------------------
Thomas Y. Jimenez


/s/    Jerrold R. Hinton
---------------------------------
Jerrold R. Hinton                   Director                  December 15, 2004


/s/    Przemyslaw L. Kostro
------------------------------------
Przemyslaw L. Kostro                Director                  December 15, 2004

/s/    Mitchell A. Siegel
---------------------------------
Mitchell A. Siegel                  Director                  December 15, 2004


/s/    Leigh A. Coleman
-------------------------------
Leigh A. Coleman                    Director                  December 15, 2004


/s/    Michael Molen
-------------------------------
Michael Molen                       Director                  December 15, 2004


/s/    Kyle McMahan
-------------------------------
Kyle McMahan                        Director                  December 15, 2004

                                  Exhibit Index

Exhibit Number                      Description



5.1      Opinion of Jonathan D. Leinwand, P.A.

23.1     Consent of Dohan and Company, CPA's, P.A.

23.2 Consent of Jonathan D. Leinwand, P.A. (contained in its opinion filed as Exhibit 5.1 hereto)